SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                   FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                            COMMISSION FILE NUMBER: 0-28775


                                   LUMINART CORP.
(Exact name of registrant as specified in its charter)


       3245 Grande Vista Drive, Newbury Park, California         91320
       (Address of principal executive offices)                (Zip Code)


                  Issuer's telephone number:  (805) 480-9899


                     Common Stock, Par Value $ 0.0001
            (Title of each class of securities covered by this Form)


                                     None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)    [X]         Rule 12h-3(b)(1)(i)    [ ]
Rule 12g-4(a)(1)(ii)   [ ]         Rule 12h-3(b)(1)(ii)   [ ]
Rule 12g-4(a)(2)(i)    [ ]         Rule 12h-3(b)(2)(i)    [ ]
Rule 12g-4(a)(2)(ii)   [ ]         Rule 12h-3(b)(2)(ii)   [ ]
Rule 15d-6   [ ]

Approximate number of holders of record as ofthe certification or notice date:
75

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this Certification/Notice to be signed on its behalf by the undersigned duly authorized person.

                                       Luminart Corp.



Dated: March 4, 2004                   By: /s/   Wm. Michael Reynolds
                                       Wm. Michael Reynolds, President